# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UNITED FIRE GROUP INC, CIK 0000101199
CUSIP: 910340108
Title of class of securities: Common Stock $.001 par value
Address of issuer's principal executive offices: 118 SECOND AVE SE, 118 SECOND AVE SE, CEDAR RAPIDS, Iowa (IA), 52401
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950123-09-050989
Filed by CIK 0001474590

## Reporting persons
- McIntyre Dee Ann: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,534,969; shared voting power 449,363; sole dispositive power 2,534,969; shared dispositive power 449,363; aggregate amount beneficially owned 2,984,332 (11.8% of the class)

## Item 1. Issuer
Name of issuer: UNITED FIRE GROUP INC
Address of issuer's principal executive offices: 118 SECOND AVE SE, 118 SECOND AVE SE, CEDAR RAPIDS, IOWA, 52401.

## Item 2. Person Filing
Name of person filing:
1) Dee Ann McIntyre
2) Dee Ann McIntyre Marital Election Trust dated 10/9/2009

* Attached to this Schedule 13G/A as Exhibit A is a Joint Filing Agreement between the persons specified above that this Schedule 13G/A is being filed on behalf of each of them.
Address of principal business office or, if none, residence:
1218 Bishops Lodge Rd.
Santa Fe, NM 87501-1099
Citizenship:
1) Dee Ann McIntyre is a citizen of the United States of America
2) The Dee Ann McIntyre Marital Election Trust dated October 6, 2009 was formed under the laws of the State of Iowa

## Item 4. Ownership
Amount beneficially owned:
(1) Dee Ann McIntyre is the beneficial owner of 2,984,332 shares of $.001 par value common stock of the Company consisting of:
i. 2,421,533 shares held by the Dee Ann McIntyre Marital Election Trust dated October 6, 2009, for which Mrs. McIntyre serves as Trustee;
ii. 5,000 shares held in the brokerage account of the Dee Ann McIntyre Marital Election Trust;
iii. 168 shares held by Mrs. McIntyre individually;
iv. 50,802 shares held by the J. Scott McIntyre Marital Election Trust dated October 6, 2009 for which Mrs. McIntyre serve as Trustee;
v. 449,363 shares held by the McIntyre Foundation, an Iowa charitable foundation, for which Mrs. McIntyre serves as one of three directors;
vi. 16,500 shares held in an individual retirement account
vii. 40,966 shares held in a revocable trust for which Mrs. McIntyre serves as Trustee (consisting of 10,966 shares held in one revocable trust account and 30,000 shares in another revocable trust account).

2) The Dee Ann McIntyre Marital Election Trust dated October 6, 2009, is the beneficial owner of 2,426,533 shares of $.001 par value common stock of the Company consisting of:
i. 2,421,533 shares held by the Dee Ann McIntyre Marital Election Trust dated October 6, 2009, for which Mrs. McIntyre serves as Trustee;
ii. 5,000 shares held in the brokerage account of the Dee Ann McIntyre Marital Election Trust.
Percent of class:
1) The 2,991,832 shares reported as beneficially owned by Dee Ann McIntyre represented 11.78% of the issued and outstanding shares of $.001 par value common stock of the Company on December 31, 2024.

2) The 2,426,533 shares held by the Dee Ann McIntyre Marital Election Trust dated October 6, 2009, represented 9.57% of the issued and outstanding shares of $.001 par value common stock of the Company on December 31, 2024.
Sole power to vote or to direct the vote:
1) Dee Ann McIntyre: 2,534,969
2) The Dee Ann McIntyre Marital Election Trust dated October 6, 2009: 2,426,533
Shared power to vote or to direct the vote: 1) Dee Ann McIntyre: 449,363
Sole power to dispose or to direct the disposition:
1) Dee Ann McIntyre: 2,534,969

2) The Dee Ann McIntyre Marital Election Trust dated October 6, 2009: 2,426,533
Shared power to dispose or to direct the disposition: 1) Dee Ann McIntyre: 449,363

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EX-1: Joint Filing Agreement

## Signatures
- McIntyre Dee Ann: Mark R. Van Heukelom, Attorney-in-Fact (02/13/2025)
Comment: Power of Attorney attached hereto as EX-2